Cadbury plc (the “Company”)
Announcement of transaction in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 22 October 2009 that, on 16 October 2009, Tony Fernandez (a PDMR) acquired 0.584 ADRs (each whole ADR representing four ordinary shares in the capital of the Company) at a price of US$ 51.54 per ADR through participation in the Interim Dividend 2009 dividend re-investment plan.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

The transaction was carried out in New York.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

23 October 2009